EXHIBIT 99.1

Evaxion Announces Business Update and First Quarter 2024 Financial Results

COPENHAGEN, Denmark, May 28, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) ("Evaxion" or the "Company"), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, provides business update and announces first quarter 2024 financial results.

Business Highlights Since Last Quarterly Update
Since the 2023 full year financial results were released, the Company has continued to make progress on its three-pronged business model focusing on Targets, Pipeline, and Responders with a multi-partner approach. Key highlights include:

  Recent publications in peer-reviewed journals, including Journal of Cellular Immunology, Journal for ImmunoTherapy of Cancer, and Frontiers in Immunology
  Presentations at key scientific conferences, including World Vaccine Congress and Immuno 2024
  Conclusion of final EVX-B1 antigen MTA study with potential partner. Discussions around path forward ongoing
  Announcement of upcoming EVX-01 Phase 2 data presentation at the annual ASCO meeting

Christian Kanstrup, Chief Executive Officer at Evaxion, commented: “Only a couple of months has passed since we released our 2023 full year financial results on March 27, and I am incredibly pleased with the progress we have seen in our strategy execution. The strong external interest in our AI-Immunology™ platform and our capabilities in vaccine discovery, design, and development, particularly following our R&D Day in March this year, is truly rewarding. I am confident that our multi-partner approach will allow for strong value generation. We look forward to further advancing ongoing discussions around our AI-Immunology™ platform and pipeline assets and anticipate several important events ahead that will drive value generation.”

Anticipated 2024 Milestones

	Milestones	Target
EVX-B1	Conclusion of final MTA study with potential partner	Q1 2024 ✓
AI-Immunology™	Launch of EDEN™ model version 5.0	Mid 2024
EVX-B2-mRNA	EVX-B2-mRNA preclinical Proof-of-Concept obtained	Q3 2024
EVX-01	Phase 2 one-year readout	Q3 2024
EVX-B3	Conclusion of target discovery and validation work in collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA)	H2 2024
Precision ERV cancer vaccines	Preclinical Proof-of-Concept obtained	H2 2024
Funding	Ambition for full year 2024 is to generate business development income equal to 2024 cash burn (excluding financing activities) of $14 million*
*No assurances can be made that we will generate such business development income

On May 7, 2024, the Company received a Nasdaq equity deficiency letter. This deficiency is partly a consequence of the IFRS accounting treatment of the Company’s investor warrants requiring treating these as a derivative liability, hence reducing shareholder’s equity. The derivative liability treatment is the result of the Company’s investor warrant’s exercise price being in USD while the Company’s share capital is in DKK. As communicated on May 24, the Company has subsequently agreed with the investor warrant holders from the February public offering to convert the exercise price from USD into DKK. This has eliminated the derivative liability resulting from the February public offering investor warrants. It’s the Company’s intention to execute a similar investor warrant exercise price currency conversion for the investor warrants from the December private placement, although no assurances can be made.

First Quarter 2024 Financial Results
Cash position as of March 31, 2024, was $11.7 million, as compared to $5.6 million as of December 31, 2023. Operating spending for the first quarter of 2024 was offset by proceeds from the capital raise and exercise of warrants of $11.6 million, including the public offering completed in February with the participation of MSD Global Health Innovation Fund (MSD GHI). The Company expects that its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements into Q1 2025.

Research and Development expenses were $2.8 million for the quarter ended March 31, 2024, compared to $3.9 million for the quarter ended March 31, 2023. The decrease was primarily due to a reduction in headcount and refocused expenses in 2023, offset by an increase in external costs related to research activities in general.

General and Administrative expenses were $1.6 million for the quarter ended March 31, 2024, compared to $2.5 million for the quarter ended March 31, 2023. The decrease was primarily due to a reduction in external expenses for preparing for equity financing. Expenses related to the public offering closed in February 2024 are recognized at equity as transaction costs.

Net income of $1.2 million for the quarter ended March 31, 2024, or $0.03 per basic and diluted share, as compared to a net loss of $6.2 million, or $(0.24) per basic and diluted share for the quarter ended March 31, 2023. The improvement in net income was driven by the remeasurement of $5.4 million of derivative liabilities as income arising from the issuance of warrants associated with the December 2023 private placement and February 2024 public offering transactions. This is aligned with the required treatment according to IAS/IFRS, as further explained below.

Total equity of $2.6 million on March 31, 2024, was negatively impacted by a $2.9 million liability arising from the effect of derivative liabilities from investor warrants issued as part of our December 2023 private placement and February 2024 public offering. According to IAS/IFRS, the investor warrants are seen as derivative instruments, as the exercise price is denominated in USD while our company’s functional currency is DKK. Part of the proceeds from capital raises are consequently recognized as derivative liabilities. Reassessments are disclosed as financial income/expense and reverted to equity when warrants are exercised or lapse. The derivative liability from investor warrants has no impact on other items in the financial statements, which is why the Company discloses the impact as a separate equity item. Following the agreement to convert the exercise price from USD into DKK to eliminate the derivative liability resulting from the February public offering investor warrants the effect from the public offering part will be reversed in Q2 2024 and will thereby not impact the accounts going forward.

Evaxion Biotech A/S
Consolidated Statement of Financial Position Data (Unaudited)
(USD in thousands)

	Mar 31, 2024	Dec 31, 2023
Cash and cash equivalents	$11,731	$5,583
Total assets	22,654	12,889
Total liabilities	20,050	17,618
Share capital	7,964	5,899
Other reserves	109,602	99,946
Accumulated deficit	(112,033)	(107,860)
Total equity before derivative warrant liability	5,533	(2,015)
Effect from derivative liabilities from investor warrants	(2.929)	(2,714)
Total equity	2,604	(4,729)
Total liabilities and equity	$22,654	$12,889

Based on the Company’s current cash position with an expected cash runway into Q1 2025, income from Business Development deals and/or further funding is required to mitigate management’s conclusion that there is significant doubt about the Company’s ability to continue as a going concern. Please refer to the Form 20-F, filed March 27, 2024, for additional background on the Company.

Evaxion Biotech A/S
Consolidated Statement of Comprehensive Loss Data (Unaudited)
(USD in thousands, except per share data)

	Three Months Ended March 31,
	2024	2023

Revenue	$51	$—
Research and development	(2,836)	(3,852)
General and administrative	(1,611)	(2,452)

Operating loss	(4,396)	(6,525)
Finance income	5,618	285
Finance expenses	(246)	(326)

Net loss before tax	$976	$(6,435)

Income tax benefit	218	194

Net result for the period	$1,194	$(6,241)

Net result attributable to shareholders of Evaxion Biotech A/S	$1,194	$(6,241)

Profit/loss per share – basic and diluted	$0.03	$(0.24)
Number of shares used for calculation (basic and diluted)	46,638,239	25,783,847

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion's proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients' lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "target," "believe," "expect," "hope," "aim," "intend," "may," "might," "anticipate," "contemplate," "continue," "estimate," "plan," "potential," "predict," "project," "will," "can have," "likely," "should," "would," "could," and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech